

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

Steve Barber
Chief Executive Officer
Xyratex Ltd.
Langstone Road
Havant, PO9 1SA United Kingdom

      Re: Xyratex Ltd.
             Form 20-F for the Fiscal Year Ended November 30, 2009
             Filed February 23, 2010
             File No. 000-50799

Dear Mr. Barber:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

                  Sincerely,

                  Patrick Gilmore
                  Accounting Branch Chief